      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 8, 1997


                                                      REGISTRATION NO. 333-39803
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO

                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER

                           THE SECURITIES ACT OF 1933
                         BODDIE-NOELL PROPERTIES, INC.

             (Exact name of Registrant as specified in its charter)

              MARYLAND                                6021                               56-1574675
    (State or other jurisdiction          (Primary Standard Industrial                (I.R.S. Employer
 of incorporation or organization)        Classification Code Number)               Identification No.)

                          3710 ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28202-6032
                                 (704) 333-1367

                    (Address of principal executive offices)
                         D. SCOTT WILKERSON, PRESIDENT
                         BODDIE-NOELL PROPERTIES, INC.
                          3710 ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28202-6032
                                 (704) 333-1367

              (Name and address for agent for service of process)

                                WITH COPIES TO:

        BRAD S. MARKOFF, ESQ.                    JAY BERNSTEIN, ESQ.
          ALSTON & BIRD LLP                         ROGERS & WELLS
         3605 GLENWOOD AVENUE                      200 PARK AVENUE
    RALEIGH, NORTH CAROLINA 27612              NEW YORK, NEW YORK 10166
            (919) 420-2200                          (212) 878-8000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
          As soon as practicable following the effective date hereof.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                       CALCULATION OF REGISTRATION FEE

[CAPTION]

           TITLE OF EACH CLASS                                       PROPOSED MAXIMUM       PROPOSED MAXIMUM
             OF SECURITIES TO                   AMOUNT TO BE          OFFERING PRICE        AGGREGATE OFFER-
              BE REGISTERED                      REGISTERED            PER SHARE(1)             ING PRICE
Common Stock, par value
  $0.01 per share.......................          3,220,000          $15.00 per share          $48,300,000

           TITLE OF EACH CLASS                    AMOUNT OF
             OF SECURITIES TO                   REGISTRATION
              BE REGISTERED                          FEE
Common Stock, par value
  $0.01 per share.......................         $14,637(2)



(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The fee was computed on the basis of the market price of the Company's Common Stock as of December 4, 1997.


(2) Includes $12,728 previously remitted; only $1,909 is included with this Amendment No. 2.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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
                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth estimates of the various expenses to be paid by Boddie-Noell Properties, Inc. in connection with the registration of the common stock offered pursuant to this registration statement.


Securities and Exchange Commission Registration Fee.......................................   $ 14,637
Legal Fees................................................................................    200,000
Accounting Fees...........................................................................    135,000
American Stock Exchange Listing Fee.......................................................     17,500
Printing Costs............................................................................     90,000
Miscellaneous.............................................................................     42,863
                                                                                             --------
     Total................................................................................   $500,000
                                                                                             --------
                                                                                             --------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's officers and directors are and will be indemnified against certain liabilities in accordance with the Maryland General Corporation Law ("MGCL"), the Articles of Incorporation and bylaws of the Company and the Operating Partnership Agreement. The Articles of Incorporation require the Company to indemnify its directors and officers to the fullest extent permitted from time to time by the MGCL. The MGCL permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reasons of their service in those or other capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit in money, property or services, or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

     The Operating Partnership agreement also provides for indemnification of the Company and its officers and directors to the same extent indemnification is provided to officers and directors of the Company in its Articles of Incorporation and limits the liability of the Company and its officers and directors to the Operating Partnership and its partners to the same extent liability of officers and directors of the Company to the Company and its stockholders is limited under the Company's Articles of Incorporation.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS


EXHIBIT NO.                                                  DESCRIPTION
-----------   ----------------------------------------------------------------------------------------------------------
     1.1 *    Form of Underwriting Agreement
     2.1 ***  Master Agreement of Merger and Acquisition by and among Boddie-Noell Properties, Inc., Boddie-Noell
              Properties Limited Partnership, Paul G. Chrysson, James G. Chrysson, W. Michael Gilley, Matthew G.
              Gallins, James D. Yopp, and the partnerships and limited liability companies listed therein, dated
              September 22, 1997
     2.2 ***  Exchange Option Agreement by and among Boddie-Noell Properties Limited Partnership, Boddie-Noell
              Properties, Inc., and the owners of the Chrysson affiliates listed therein, dated as of September 22, 1997
     2.3 **   Agreement and Plan of Merger between BT Venture Corporation and Boddie-Noell Restaurant Properties, Inc.
              (filed as Exhibit (2)-2 to Boddie-Noell Properties, Inc. Current Report on Form 8-K dated October 1, 1994, and incorporated herein by reference)
     3.1 **   Articles of Incorporation of Registrant (incorporated by reference to exhibit B of the Company's
              Definitive Proxy Statement filed pursuant to Section 14(a) of the Securities Exchange Act of 1934)
     3.2 ***  Bylaws of Registrant
     5.1 ***  Opinion of Alston & Bird LLP regarding the legality of the shares being registered
     8.1 *    Opinion of Alston & Bird LLP regarding tax matters
    10.1 **   Amended and Restated Master Lease Agreement dated December 21, 1995, between Boddie-Noell Properties, Inc.
              and Boddie-Noell Enterprises, Inc. (filed as Exhibit 10.1 to Boddie-Noell Properties, Inc. Annual Report
              on Form 10-K dated December 31, 1995, and incorporated herein by reference)
    10.2 **   Loan Agreement dated December 27, 1995, between Boddie-Noell Properties, Inc. and SouthTrust Bank of
              Alabama, N.A. (filed as Exhibit 10.2 to Boddie-Noell Properties, Inc. Annual Report on Form 10-K dated
              December 31, 1995, and incorporated herein by reference)
    10.3 **   Acquisition Agreement by and among Boddie-Noell Restaurant Properties, Inc., BT Venture Corporation and
              Related Entities dated June 7, 1994 (filed as an exhibit in Schedule 14A of Proxy Statement dated June 15,
              1994, and incorporated herein by reference)
    10.4 **   Boddie-Noell Restaurant Properties, Inc. 1994 Stock Option and Incentive Plan effective August 4, 1994
              (filed as an exhibit in Schedule 14A of Proxy Statement dated June 15, 1994, and incorporated herein by reference)
    10.5 **   Form and description of Incentive Stock Option Agreements dated October 17, 1994 between the Company and certain officers (filed as Exhibit 10.8 to Boddie-Noell Properties, Inc. Annual Report on Form 10-K dated
              December 31, 1994, and incorporated herein by reference)
    10.6 **   Form and description of Nonqualified Stock Option Agreements dated October 17, 1994, between the Company and certain officers (filed as Exhibit 10.9 to Boddie-Noell Properties, Inc. Annual Report on Form 10-K
              dated December 31, 1994, and incorporated herein by reference)
    10.7 **   Form and description of Employment Agreements dated July 15, 1997 between the Company and certain officers
              (filed as Exhibit 10 to Boddie-Noell Properties, Inc. Quarterly Report on Form 10-Q for the quarter ended
              September 30, 1997 and incorporated herein by reference)
    10.8 *    Modification to Loan Agreement, dated August 1, 1997, between Boddie-Noell Properties, Inc. and SouthTrust
              Bank of Alabama, N.A.
    10.9 ***  Form of Agreement of Limited Partnership of Boddie-Noell Properties Limited Partnership
    10.10**   Loan Agreement as of February 27, 1997, by and between The Villages of Chapel Hill Limited Partnership and
              Boddie-Noell Properties, Inc. (filed as Exhibit 10 to Boddie-Noell Properties, Inc. Quarterly Report on
              Form 10-Q for the quarter ended March 31, 1997 and incorporated herein by reference)
    16.1 **   Letter regarding change in certifying accountant (filed as exhibit 16 to Boddie-Noell Properties, Inc.
              Current Report on Form 8-K dated October 17, 1996, and incorporated herein by reference)
    23.1 ***  Consent of Alston & Bird LLP (included as part of exhibit 5.1)
    23.2 ***  Consent of Ernst & Young LLP
    23.3 ***  Consent of Arthur Andersen LLP
    24.1 ***  Power of Attorney
    27.1 ***  Financial Data Schedule (electronic filing)
    99.1 *    Consent of Paul Chrysson as a person named as about to become a director
    99.2 *    Consent of Michael Gilley as a person named as about to become a director
    99.3 ***  Consent of Philip S. Payne as a person named as about to become a director
    99.4 ***  Consent of D. Scott Wilkerson as a person named as about to become a director


---------------

*   To be filed by amendment.

**  Incorporated herein by reference.

*** Previously filed.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on December 8, 1997.


                                      BODDIE-NOELL PROPERTIES, INC.

                                      /s/         D. SCOTT WILKERSON
                                      ---------------------------------------
                                                  D. SCOTT WILKERSON
                                        PRESIDENT AND CHIEF EXECUTIVE OFFICER

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following person in the capacities and on the dates indicated.


                    NAME                                               TITLE                                  DATE
---------------------------------------------  ------------------------------------------------------   -----------------

             /s/B. MAYO BODDIE*                Chairman of the Board, Director                          December 8, 1997
            --------------------
               B. MAYO BODDIE

            /s/D. SCOTT WILKERSON              President and Chief Executive Officer                    December 8, 1997
            --------------------
             D. SCOTT WILKERSON

             /s/PHILIP S. PAYNE                Executive Vice President, Treasurer and Chief            December 8, 1997
            --------------------                 Financial Officer
               PHILIP S. PAYNE

             /s/PAMELA B. NOVAK*               Vice President, Controller and Chief Accounting          December 8, 1997
            --------------------                 Officer
               PAMELA B. NOVAK

                                               Director                                                 December 8, 1997
            --------------------
              PAUL G. CHRYSSON

          /s/DONALD R. PESTA, JR.*             Director                                                 December 8, 1997
            --------------------
            DONALD R. PESTA, JR.

           /s/WILLIAM H. STANLEY*              Director                                                 December 8, 1997
            --------------------
             WILLIAM H. STANLEY

                                               Director                                                 December 8, 1997
            --------------------
              W. MICHAEL GILLEY

           *By /s/PHILIP S. PAYNE
            --------------------
               PHILIP S. PAYNE
              ATTORNEY-IN-FACT